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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                        Hayes Lemmerz International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   421124-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Ilan S. Nissan, Esq.
                                 O'Sullivan LLP
                        30 Rockefeller Plaza, 41st Floor
                            New York, New York 10112
                                 (212) 408-2400
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 1, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 1,280,000 shares, which constitutes approximately 4.22% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 30,339,345 shares of Stock outstanding as reported in the Issuer's Form 10Q for the quarterly period ending October 31, 1999.

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13D

Hayes Lemmerz International, Inc.                        CUSIP NUMBER. 421124108

  1.     Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Chase Equity Associates, LLC
         13-3371826
--------------------------------------------------------------------------------

  2.     Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b)    X
--------------------------------------------------------------------------------
  3.     SEC Use Only

--------------------------------------------------------------------------------
  4.     Source of Funds (See Instructions)    WC
--------------------------------------------------------------------------------
  5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.     Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
  Number of Shares        7.   Sole Voting Power     1,280,000 (includes
  Beneficially Owned                                 149,026 shares of
  by Each Reporting                                  non-voting Common Stock
  Person With                                        and a warrant to purchase
                                                     20,000 shares of Common
                                                     Stock)

--------------------------------------------------------------------------------
                          8.   Shared Voting Power

--------------------------------------------------------------------------------
                          9.   Sole Dispositive Power  1,280,000 (includes
                                                       149,026 shares of
                                                       non-voting Common Stock
                                                       and a warrant to purchase
                                                       20,000 shares of Common
                                                       Stock)

--------------------------------------------------------------------------------
                         10.   Shared Dispositive Power

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,280,000 (includes 149,026 shares of non-voting
                  Common Stock and a warrant to purchase 20,000
                  shares of Common Stock)
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)      4.5%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)      CO





--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Hayes Lemmerz International, Inc.                        CUSIP NUMBER. 421124108

Preliminary Note: The information contained in this Schedule 13D is bieng amended to reflect a change in the controlling persons of the Reporting Person.

Item 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.01 per share (the "Stock"), of Hayes Lemmerz International, Inc. (formerly Hayes Wheels International, Inc.), a Delaware corporation (the "Issuer"), which has its principal executive offices at 38481 Huron River Drive, Romulus, Michigan 48174. The Issuer's Stock is listed on the New York Stock Exchange, Inc. (the "NYSE").

Item 2.  IDENTITY AND BACKGROUND.

                  This statement is being filed by J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP
(BHCA) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (BHCA), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         TRANSACTIONS INVOLVING THE ISSUER

         The Issuer and MCW Holdings, Inc., a Delaware Corporation ("Holdings"), entered into the Agreement and Plan of Merger, dated as of March 28, 1996 (the "Original Merger Agreement"), pursuant to which, among other things, on July 2, 1996, Holdings merged with and into the Issuer (the "Original Merger"), with the Issuer continuing as the surviving corporation.

         Pursuant to a Subscription Agreement dated on or about March 28, 1996 (a form of which is attached hereto as Exhibit A and incorporated herein by reference) among the Issuer, Holdings and JPMP (BHCA) (formerly known as Chemical Equity Associates, a California limited partnership), the Issuer issued and sold to JPMP (BHCA), and JPMP (BHCA) purchased, for an aggregate purchase price of approximately $20,000,000, (i) 20,000 shares of the Issuer's Series A Preferred Stock, par value $0.01 per share, of the Issuer (the "Series A
Preferred") and (ii) 15,000 warrants, with each warrant entitling the holder thereof to purchase one share of the Issuer's Stock at a price of $48.00 per share during the period commencing on the fourth anniversary of the Effective Time (as defined in Item 4) and ending on the seventh anniversary thereof (the "Warrants").

         On or about July 2, 1996, pursuant to the Original Merger, JPMP (BHCA) received 31.25 shares of the Issuer's Stock for each share of Series A Preferred owned by JPMP (BHCA) at the time of the Merger. As a result

                                  SCHEDULE 13D

Hayes Lemmerz International, Inc.                        CUSIP NUMBER. 421124108

of the Original Merger, JPMP (BHCA) acquired (i) 550,487 shares of voting Stock of the Issuer and (ii) 74,513 shares of non-voting Stock of the Issuer in exchange for 20,000 shares of the Issuer's Series A Preferred.

         The number of shares of Stock of the Issuer owned by JPMP (BHCA) doubled as the result of a stock split effected on December 20, 1996, by means of a 100% stock dividend on the outstanding shares of Stock of the Issuer. Consequently, JPMP (BHCA) currently owns (i) 1,090,974 shares of voting Stock of the Issuer, (ii) 159,026 shares of non-voting Stock of the Issuer and (iii) warrants to purchase 30,000 shares of voting Stock of the Issuer at a purchase price of $24.00 per share.

         On January 9, 2000, Joseph Littlejohn & Levy, Inc. delivered to the Board of Directors of the Issuer (the "Board") a letter dated January 9, 2000 (the "Proposal Letter") on behalf of Joseph Littlejohn & Levy Fund II L.P. ("JLL"), TSG Capital Fund II, L.P. (the "Fund""), CIBC WG Argosy Merchant Fund 2, L.L.C., JPMP (BHCA) and certain other stockholders of the Issuer (collectively, the "Majority Stockholders"). In the Proposal Letter, the Majority Stockholders offered to acquire all of the outstanding Stock of the Issuer not currently owned by the Majority Stockholders (the "Shares") for a purchase price of $21.00 per share (the "Proposed Transaction"). The Proposed Transaction would be consummated pursuant to the terms of a merger agreement (the "Merger Agreement") to be entered into between the Issuer and either the Majority Stockholders or an entity to be formed on behalf of the Majority Stockholders (in either case, the "Purchaser"). Pursuant to the terms of the Merger Agreement, and subject to the conditions contained therein, the Purchaser or its wholly owned subsidiary would be merged with and into the Issuer and all outstanding Shares would be converted into $21.00 per share in cash. The consummation of the Proposed Transaction will cause the Stock of the Issuer to be delisted from the New York Stock Exchange and to become eligible for termination of registration under the Act. The Proposal Letter is attached hereto as Exhibit B and is incorporated herein by reference in its entirety.

         SOURCE OF FUNDS

         The funds provided by JPMP (BHCA) for the purchase of the Issuer's Stock were obtained from JPMP (BHCA)'s contributed capital, which included funds that are held available for such purpose. JPMP (BHCA) disclaims that it is a member of a group with any other persons either for purposes of this Schedule 13D or for any other purpose related to its beneficial ownership of the Issuer's securities.

         It is expected that approximately fifty percent (50%) of the funds necessary to complete the Proposed Transaction will be provided by the Purchaser and the balance will be provided through additional borrowings by the Issuer under its revolving credit facility with Canadian Imperial Bank of Commerce and Merrill Lynch Capital Corporation, as managing agents. The funds to be provided by the Purchaser are expected to be obtained from capital contributions JPMP
(BHCA) and certain Other Stockholders of the Issuer.

Item 4.  PURPOSE OF TRANSACTION.

         The acquisition of the Issuer's equity securities has been made by JPMP
(BHCA) for investment purposes. The purpose of the Proposed Transaction is for the Majority Stockholders to acquire all of the outstanding shares of Stock of the Issuer not currently owned by the Majority Stockholders.

         Although JPMP (BHCA) has no present intention to do so, other than pursuant to the Proposed Transaction, JPMP (BHCA) may make additional purchases of the Issuer's equity securities either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Stock, or other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, JPMP (BHCA) may decide to sell all or part of its holdings of the Issuer's Stock in one or more public or private transactions. JPMP (BHCA) may also maintain various credit facilities and arrangements, including customary margin arrangements, with banks and other financial institutions in the ordinary course of business and in connection therewith provide to lenders as collateral thereunder the shares of Stock purchased by JPMP (BHCA) or other securities of the Issuer held by JPMP (BHCA).

                                  SCHEDULE 13D

Hayes Lemmerz International, Inc.                        CUSIP NUMBER. 421124108

         Except as set forth in this Item 4, JPMP (BHCA) has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, JPMP (BHCA) reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction such as a merger, reorganization, liquidation or sale, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Stock to JPMP
(BHCA)se to be listed on the NYSE or causing the Stock to become eligible for termination of registration, under section 12(g) of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b).

         JPMP (BHCA) has obtained beneficial ownership of 1,250,000 shares of the Issuer's Stock and warrants to purchase 30,000 shares of the Issuers Stock pursuant to the Subscription Agreement and the Original Merger, which represents approximately 4.22% of the Issuer's outstanding shares of Stock. JPMP (BHCA), however, is also subject to regulation under Regulation Y of the Board of Governors of the Federal Reserve System and is therefore prohibited from ever owning more than 4.99% of any class of the Issuer's outstanding voting securities.

         The Majority Stockholders collectively as a group beneficially own 23,915,613 shares of Stock of the Issuer, which, as of December 15, 1999, constituted approximately 78.8% of the issued and outstanding shares of Stock of the Issuer (based upon 30,339,345 shares of Stock outstanding as reported in the Issuer's Form 10Q for the quarterly period ending October 31, 1999).

         Under Rule 13d-5 promulgated under the Act, the Majority Stockholders may be deemed to be acting as a group and to share beneficial ownership of the shares of Stock of the Issuer held by other Majority Stockholders. Except as otherwise set forth herein, JPMP (BHCA) expressly disclaims beneficial ownership of any of the shares of Stock of the Issuer beneficially owned by any other Majority Stockholders and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

         JPMP (BHCA) has not effected any transactions in shares of Stock of the Issuer during the past 60 days.

         (c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On July 2, 1996, the Issuer and certain holders of the Issuer's Stock, including JPMP (BHCA), entered into the stockholders agreement (as amended through the date hereof, the "Stockholders Agreement") pursuant to which, among other things, JPMP (BHCA) and certain other stockholders agreed to vote their shares of the Issuer's Stock so that the Issuer's Board of Directors will consist of nine members, of which four members will be designated by the Fund, one member will be designated by JLL, one member will be the Chief Executive Officer of the Issuer and the remaining three members, who may not be affiliated with the Issuer or any of such stockholders, will be selected by the Issuer's Board of Directors.

         The Stockholders Agreement also grants to the Stockholders certain registration rights and other pre-emptive and co-sale rights. The foregoing summary of provisions of the Stockholders Agreement is qualified in its entirety by references to the Stockholders Agreement attached hereto as Exhibit C.

                                  SCHEDULE 13D

Hayes Lemmerz International, Inc.                        CUSIP NUMBER. 421124108

         The Majority Stockholders have an understanding among themselves to pursue and to consummate the Proposed Transaction.

         Except as set forth in this statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2, and any other person, with respect to any securities of the Issuer including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBITS NO.              DESCRIPTION

*Exhibit A Form of Subscription Agreement (incorporated by reference to the Issuer's Form 8-K dated April 8, 1996, filed with the SEC)

*Exhibit B                Proposal Letter (incorporated by reference to JLL's
                          Schedule 13D dated January 13, 2000, filed with the
                          SEC)

*Exhibit C                Stockholders Agreement, dated July 2, 1996, among the
                          Issuer, JPMP (BHCA) and certain holders of the Issuer's Stock, as amended (incorporated by reference to the Issuer's Form 8-K dated March 28, 1996 and Form
                          10-K dated April 30, 1997, in each case, filed with the SEC)


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       J.P. MORGAN PARTNERS (BHCA), L.P.


                                       By:  JPMP Master Fund Manager, L.P.,
                                               its General Partner

                                       By:  JPMP Capital Corp.,
                                               its General Partner

                                       By: /s/ JEFFREY C. WALKER
                                           -------------------------------------
                                           Name:  Jeffrey C. Walker
                                           Title:    President

February 11, 2002
-----------------
Date

*  Filed previously.

                                  SCHEDULE 13D

Hayes Lemmerz International, Inc.                        CUSIP NUMBER. 421124108

                                                                      SCHEDULE A
                               JPMP CAPITAL CORP.

                             EXECUTIVE OFFICERS(1)

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr. *
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr. *
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr. *
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**

-------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13D

Hayes Lemmerz International, Inc.                        CUSIP NUMBER. 421124108


                                  DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*











-------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13D

Hayes Lemmerz International, Inc.                        CUSIP NUMBER. 421124108

                             J.P. MORGAN CHASE & CO.

                               EXECUTIVE OFFICERS(1)

           Chairman of the Board and Chief Executive Officer                            William B. Harrison Jr.*
           Vice Chairman; Co-Chief Executive Officer, Investment Bank                   Geoffrey T. Boisi *
           Vice Chairman; Head of Retail and Middle Market, Financial                   David A. Coulter*
                 Services and Management and Private Banking
           Director of Human Resources                                                  John J. Farrell*
           Vice Chairman; Chairman, Investment Bank                                     Walter A. Gubert*
           Vice Chairman                                                                Thomas B. Ketchum*
           Director of Corporate Marketing and Communications                           Frederick W. Hill*
           Vice Chairman; Co-Chief Executive Officer, Investment Bank                   Donald H. Layton*
           Vice Chairman                                                                James B. Lee Jr. *
           General Counsel                                                              William H. McDavid*
           Vice Chairman; Head of Finance, Risk Management and Administration           Marc J. Shapiro*
           Vice Chairman                                                                Jeffrey C. Walker**
           Executive Vice President; General Auditor                                    William J. Moran*
           Chief Financial Officer                                                      Dina Dublon*
           Executive Vice President; Head of Market Risk Management                     Lesley Daniels Webster*
           Managing Director; Corporate Treasurer                                       David B. Edelson*
           Managing Director; Head of Credit Risk Policy                                Suzanne Hammett*
           Corporate Secretary                                                          Anthony James Horan*
           Senior Vice President; Chief Compliance Officer                              Gregory S. Meredith*
           Controller                                                                   Joseph L. Scalfani*
           Assistant Corporate Secretary                                                James C. Berry*

                                  DIRECTORS(1)

                                       PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                   BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Hans W. Becherer                       Retired Chairman of the Board and
                                       Chief Executive Officer
                                       Deere & Company
                                       One John Deere Place
                                       Moline, IL 61265

--------------------------------------------------------------------------------
Riley P. Bechtel                       Chairman and Chief Executive Officer
                                       Bechtel Group, Inc.
                                       P.O. Box 193965
                                       San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.                  President and Chief Executive Officer
                                       The Hearst Corporation
                                       959 Eighth Avenue
                                       New York, New York  10019
--------------------------------------------------------------------------------
Lawrence A. Bossidy                    Chairman of the Board
                                       Honeywell International
                                       P.O. Box 3000
                                       Morristown, NJ 07962-2245
--------------------------------------------------------------------------------

----------------
(1)  Each of whom is a United States citizen.
* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.
** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

                                  SCHEDULE 13D

Hayes Lemmerz International, Inc.                        CUSIP NUMBER. 421124108


                                       PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                   BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
M. Anthony Burns                       Chairman of the Board
                                       Ryder System, Inc.
                                       3600 N.W. 82nd Avenue
                                       Miami, Florida  33166
--------------------------------------------------------------------------------
H. Laurence Fuller                     Retired Co-Chairman
                                       BP Amoco p.l.c.
                                       1111 Warrenville Road, Suite 25
                                       Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Futter                        President and Trustee
                                       American Museum of Natural History
                                       Central Park West at 79th Street
                                       New York, NY 10024
--------------------------------------------------------------------------------
William H. Gray, III                   President and Chief Executive Officer
                                       The College Fund/UNCF
                                       9860 Willow Oaks Corporate Drive
                                       P.O. Box 10444
                                       Fairfax, Virginia  22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.               Chairman of the Board and Chief Executive
                                         Officer
                                       J.P. Morgan Chase & Co.
                                       270 Park Avenue, 8th Floor
                                       New York, New York  10017-2070
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Helene L. Kaplan                       Of Counsel
                                       Skadden, Arps, Slate, Meagher & Flom LLP
                                       Four Times Square
                                       New York, New York  10036
--------------------------------------------------------------------------------
Lee R. Raymond                         Chairman of the Board and Chief Executive
                                         Officer
                                       Exxon Mobil Corporation
                                       5959 Las Colinas Boulevard
                                       Irving, TX 75039-2298
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John R. Stafford                       Chairman of the Board
                                       American Home Products Corporation
                                       5 Giralda Farms
                                       Madison, New Jersey  07940
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Lloyd D. Ward                          Chief Executive Officer
                                       U.S. Olympic Committee
                                       One Olympic Plaza
                                       Colorado Springs, CO  80909
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Marina v.N. Whitman                    Professor of Business Administration and
                                         Public Policy
                                       The University of Michigan
                                       School of Public Policy
                                       411 Lorch Hall, 611 Tappan Street
                                       Ann Arbor, MI 48109-1220
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